VEON Ltd. and VEON Holdings B.V. VEON obtains remaining licences required to amend its 2023 Notes and extend their maturities Amsterdam, Netherlands, 3 April 2023 07:00 CEST: VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”), are pleased to announce that they have now received the remaining licences and regulatory confirmations required to implement the amendments to its 2023 Notes from UK, Dutch and Bermuda authorities. In addition to the OFAC Licence received on 23 December 2022, the OFSI Licence was received on 23 February 2023, a confirmation was received on 9 March 2023 from the Netherlands Ministry of Finance that a licence or authorisation is not required in connection with implementation of the amendments to the 2023 Notes, and a licence was received from the Bermudan Sanctions Authority on 31 March 2023. The Company is satisfied that it has now received all authorisations and/or licences necessary to implement the amendments to the 2023 Notes as set out in the Scheme. VEON Group CEO Kaan Terzioglu commented: “We welcome the receipt of these licences for implementation of the amendments under the Scheme, which allow for the extension of the maturities of our 2023 notes, among other measures. We believe that the amendments are in the best interest of all stakeholders, providing our Group with additional time to conclude the sale of our Russian business and to mitigate the risk of double payments of principal.” The Company will announce under separate notices the anticipated process and timeline for the implementation of the Amendments and the Put Right. Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement issued by the Company on 21 December 2022, as amended on 11 January 2023, which is available on the Scheme Website at https://deals.is.kroll.com/veon. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext.

For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014 with respect to VEON Holdings B.V. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments, other than as set forth above or as required by U.S. securities regulations. Any steps taken in respect of the Scheme and in connection with the Amendments and the Put Right must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities.

Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com